Second Quarter Report to Shareholders

HIGHLIGHTS

(Unaudited)	Three months ended		Six months ended
(thousands of Canadian dollars	February 29,	February 28,	February 29,	February 28,
except per share data)	2004	2003	2004	2003
Revenues	155,019	147,542	339,981	313,484
Segment profit(1)
Radio	7,734	7,115	25,535	23,210
Television	26,495	22,775	66,283	56,937
Content	2,830	2,580	5,435	2,622
Corporate	(2,985)	(785)	(5,716)	(3,082)
Eliminations	(5)	(254)	(199)	(298)

	34,069	31,431	91,338	79,389

Net income	8,305	7,028	14,005	15,234
Earnings per share
Basic and diluted	$0.19	$0.16	$0.33	$0.36
Weighted average number of shares outstanding (in thousands)
Basic	42,733	42,641	42,700	42,641
Diluted	43,030	42,641	42,900	42,641

Significant Events in the Quarter

•	Corus early adopted the amended Canadian standard for expensing stock-based compensation on a prospective basis. As a result, $0.7 million in stock option expense was recorded for the six-month period ending February 29, 2004.

•	Corus’ Radio division implemented a number of station format changes designed to ensure future competitiveness in key markets. The changes included: Edmonton’s CKNG FM re-launched as 92.5 JOE FM; Kingston switched Country 96 to 96.3 JOE-FM; and Calgary’s The Peak 107.3 changed from adult contemporary to classic rock, Q107 Calgary.

•	On December 9, 2003, Corus announced a semi-annual dividend for holders of its Class A and Class B shares of $0.02 and $0.025 respectively, paid on December 31, 2003.

•	On December 10, 2003, the Broadcast Bureau of Measurement (BBM) released the Fall radio ratings which confirmed Corus Radio’s position as the leading radio broadcaster in Canada in terms of audience tuning. Corus’ group of 50 radio stations reach 29.2% of Canadians, a 21% lead over the nearest competitor. Corus also maintained its leadership position in number of hours tuned with a 31% lead over the nearest competitor.

•	On January 8, 2004, Movie Central announced it had secured the exclusive pay window rights in Western Canada to new seasons from the HBO Original Series The Sopranos and Six Feet Under. The agreement marks the network’s continued position as the first Canadian broadcast home for all HBO Original Series and Films and for the first time, provides for simultaneous showing with U.S. audiences.

•	On February 23, 2004, Corus was named Employer of the Year by Canadian Women in Communications (CWC). The award, established to raise the profile of women working in the

1 Segment profit (which corresponds to the line item #Operating income before the following# in the consolidated statements of income and retained earnings (deficit)) is calculated as revenues less operating, general and administrative expenses and is the measure used by management to evaluate the operating performance of its business segments. See also note 4 to the consolidated financial statements. Segment profit was previously referred to as EBITDA. EBITDA is a supplemental earnings measure that does not have any standardized meaning prescribed by Canadian generally accepted accounting principles.

Corus

industry, recognized Corus for its success in implementing programs that support a positive work environment for all employees.

Significant Events Subsequent to the Quarter

•	During and subsequent to the second quarter, Nelvana announced a number of important deals for its upcoming state-of-the-art 3D preschool series, Miss Spider’s Sunny Patch Friends. Fisher-Price Inc. signed on as the international master toy licensee for a range of infant and pre-school products in North and South America. Kristin Davis will be the new voice of the series’ title character which makes its U.S. debut on Nick Jr. in the fall. The Company also signed a multi-tier agreement with TF1, France’s leading broadcaster and Nelvana’s partner in Franklin, for broadcast, home video and merchandising rights for the series in France; and a co-production agreement was finalized with Glasgow-based Absolute Digital Pictures and London-based broadcaster Five.

•	On March 29, 2004 Nelvana announced the expansion of its international sales team with the addition of Martha Van Gelder as Senior VP, Sales and Distribution.

•	On March 29, 2004 Nelvana announced a co-production agreement with The Lord of the Rings Academy Award®-winning Weta Workshop for the comedy-adventure series, Jane and the Dragon.

•	On March 30, 2004, Corus and Astral Media Inc. announced their intention to exchange a number of radio assets in the province of Québec, subject to regulatory approval. The transaction will bring Corus’ radio station total to 53, with presence in nine of Canada’s top 10 markets and 15 radio stations in the province of Quebec.

•	On April 22, 2004, Corus announced that its Board of Directors approved a semi-annual dividend for holders of its Class A and Class B shares of $0.02 and $0.025 respectively. The dividend will be paid on June 30, 2004 to shareholders of record on June 15, 2004.

Management’s Discussion and Analysis

The following should be read in conjunction with Management’s Discussion and Analysis, Consolidated Financial Statements and the Notes thereto included in our August 31, 2003 Annual Report. All amounts are stated in Canadian dollars unless specified otherwise.

Overview of Consolidated Results

Corus delivered strong results for its second quarter ending February 29, 2004, highlighted by advertising revenue growth in specialty television and continued momentum from Nelvana’s Branded Consumer Products business.

Second Quarter Results

Revenues

Revenues for the second quarter were $155.0 million, up 5% from $147.5 million last year. Television and Content experienced increases of 5% and 18% respectively, while Radio was down 2% from the prior year.

Operating, general and administrative expenses

Operating, general and administrative expenses for the second quarter were $121.0 million, up 4% from $116.1 million in the prior year. Operating, general and administrative expenses as a percentage of revenues decreased to 78% in the quarter from 79% last year. Television and Radio improved their segment profit margins compared to the same period last year, while Content’s segment profit margin

Corus

declined slightly. Corporate overhead increased by $2.2 million, primarily due to accruals for performance share units and stock option expense.

Depreciation

Depreciation expense for the second quarter was $7.0 million, an increase of $1.0 million from last year. The increase results from additional depreciation taken in the quarter on facilities made redundant by the consolidation of certain Radio operations across Canada.

Amortization

Amortization expense for the second quarter was $2.4 million, down from $3.1 million last year. The prior year includes a write-off of deferred financing charges related to a credit facility that was cancelled by the Company in early March 2003.

Interest on long-term debt

Interest expense for the second quarter was $14.8 million, down from $15.6 million last year primarily due to a lower average debt balance. The effective interest rate for the second quarter was 8.6% compared to 8.8% in the prior year.

Other income, net

Other income for the second quarter was $3.7 million, compared to $4.7 million in the prior year. The current year’s quarter includes net derivative transaction gains of $3.8 million, while the prior year’s quarter includes foreign exchange gains of $4.0 million.

Income taxes

The effective tax rate for the second quarter was 34.4%, compared to the statutory rate of 36.3%.

Net income

Net income for the second quarter was $8.3 million, up from $7.0 million last year. Earnings per share for the first quarter was $0.19 basic and diluted, compared with $0.16 basic and diluted last year.

Year to Date Results

Revenues

Revenues for the six-month period were $340.0 million, up 8% from $313.5 million last year. Television and Content experienced increases of 8% and 26% respectively, while Radio was flat compared to the prior year.

Operating, general and administrative expenses

Operating, general and administrative expenses for the six-month period were $248.6 million, up 6% from $234.1 million in the prior year. Operating, general and administrative expenses as a percentage of revenues decreased to 73% in the six-month period from 75% last year, as each of Corus’ segments have improved their segment profit margin compared to the prior year. Corporate overhead increased by $2.6 million, primarily due to accruals for performance share units and stock option expense.

Corus

Depreciation

Depreciation expense for the six-month period was $13.1 million, compared to $12.1 million in the same period last year. The increase results from additional depreciation taken in the period on facilities made redundant by the consolidation of certain Radio operations across Canada.

Amortization

Amortization expense for the six-month period was $4.6 million, down from $5.4 million last year. The decrease was due to a reduced cost base as deferred pre-operating costs and radio reformatting costs became fully amortized.

Interest on long-term debt

Interest expense for the six-month period was $28.6 million, down from $31.1 million last year primarily due to a lower average debt balance. The effective interest rate for the six-month period was 8.7% compared to 8.8% in the prior year.

Loss on sale of investments

The loss on sale of investments of $1.0 million in the six-month period of fiscal 2003 related to the disposition of various non-core assets.

Other income, net

Other income for the six-month period was $6.1 million, compared to other income of $5.1 million in the prior year. The current year’s period includes net derivative transaction gains of $3.3 million, while the prior year’s period includes foreign exchange gains of $4.0 million.

Restructuring charges

The restructuring charges of $5.0 million in the six months of fiscal 2003 represented primarily workforce reductions in the Content division, reflective of the reduced level of production slated for fiscal 2003 and beyond.

Income taxes

The effective tax rate for the six-month period was 70.0% compared to the statutory rate of 36.3%. The first quarter was impacted by the Ontario government’s decision to cancel previously announced reductions to future tax rates and to increase current tax rates. The change in Ontario rates caused an increase in the Company’s non-cash income tax expense and net future tax liability position of $17.8 million. The effective tax rate for the six-month period excluding the impact of the rate change adjustment was 35.1%.

Net income

Net income for the six-month period was $14.0 million, down from $15.3 million last year. Earnings per share for the six-month period was $0.33 basic and diluted, compared with $0.36 basic and diluted last year.

Corus

Radio

The Radio division comprises 50 radio stations situated primarily in eight of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

(Unaudited)	Three months ended		Six months ended
(thousands of Canadian	February 29,	February 28,	February 29,	February 28,
dollars)	2004	2003	2004	2003
Revenues	47,839	48,886	108,577	108,207
Segment profit	7,734	7,115	25,535	23,210
Segment profit margin (1)	16%	15%	24%	21%

(1) Segment profit margin means segment profit as a percentage of revenues.

Revenues for the second quarter were $47.8 million, down 2% from the corresponding period last year. The decline was due primarily to competitive challenges in Western Canada, which were partially offset by the continued strong performance from the Ontario region. Several format changes were implemented in the quarter that will enable Corus’ balanced portfolio of stations to continue competing effectively across Canada. For the six-month period, revenues of $108.6 million were essentially unchanged from the prior year.

Operating, general and administrative expenses for the second quarter were $40.1 million, down 4% from the corresponding period last year due to lower variable costs associated with lower revenues and concerted efforts to control fixed costs. For the six-month period, expenses of $83.0 million were 2% lower than the prior year.

Segment profit for the second quarter was $7.7 million, up 9% over the corresponding period last year despite absorbing a decrease in revenues. For the six-month period, segment profit of $25.5 million was 10% higher than the prior year. Segment profit margin improved in the quarter to 16% from 15% last year, and for the six-month period improved to 24% from 21% last year. Although Corus Radio has continued to achieve significant margin improvement over the prior year, the targeted goal of a 30% segment profit margin may not be achieved within the current fiscal year.

Corus

Television

The Television division is composed of the following: specialty television networks YTV, Treehouse TV, W Network, Corus’ 80% interest in CMT (Country Music Television), 50.5% interest in Telelatino, 50% interest in Locomotion, and 40% interest in Teletoon; Corus’ premium television services Movie Central and Encore; interests in three digital television channels, Scream, Discovery Kids and The Documentary Channel; Digital ADventure, a cable advertising service; three local television stations; and Max Trax, a residential digital audio service.

Financial Highlights

	Three months ended		Six months ended
(Unaudited)	February 29,	February 28,	February 29,	February 28,
(thousands of Canadian dollars)	2004	2003	2004	2003
Revenues	75,171	71,596	169,374	156,668
Segment profit	26,495	22,775	66,283	56,937
Segment profit margin (1)	35%	32%	39%	36%

(1) Segment profit margin means segment profit as a percentage of revenues.

Revenues for the second quarter were $75.2 million, up 5% over the corresponding period last year. Continued growth in advertising revenue was achieved, up 5% for the quarter. Strong subscriber revenue growth of 6% over the prior year was also experienced, with Movie Central, Corus’ western-based paid television service, finishing the quarter with 699,000 subscribers, up 6% from August 31, 2003. For the six-month period, revenues of $169.4 million represented an 8% increase over the prior year. Advertising and subscriber revenues increased in the six-month period by 14% and 5% respectively.

Operating, general and administrative expenses were $48.7 million for the quarter, essentially unchanged from the prior year, and $103.1 million for the six-month period, up 3% from the prior year. Amortization of program rights and film investments have increased in proportion to increases in revenues, while savings have been realized in general and administrative expenses.

Segment profit for the second quarter was $26.5 million, up 16% from the prior year. Segment profit margin for the quarter was 35%, up from to 32% last year. For the six-month period, segment profit of $66.3 million represented a 16% increase over the same period last year. Segment profit margin was 39%, up from 36% last year.

Corus

Content

The Content division consists of the production and distribution of television programs, merchandise licensing and publishing.

Financial Highlights

	Three months ended		Six months ended
(Unaudited)	February 29,	February 28,	February 29,	February 28,
(thousands of Canadian dollars)	2004	2003	2004	2003
Revenues
- production and distribution	14,656	18,488	29,185	34,691
- branded consumer products	19,635	10,456	35,824	16,920

	34,291	28,944	65,009	51,611
Segment profit
- production and distribution	(3,193)	(287)	(3,010)	(840)
- branded consumer products	6,023	2,867	8,445	3,462

	2,830	2,580	5,435	2,622
Segment profit margin (1)
- production and distribution	—	—	—	—
- branded consumer products	31%	27%	24%	20%

	8%	9%	8%	5%

(1) Segment profit margin means segment profit as a percentage of revenues.

Revenues for the second quarter were $34.3 million, an increase of 18% from the prior year. For the six-month period, revenues of $65.0 million represented a 26% increase over the same period last year.

Production and distribution revenues for the second quarter were $14.7 million, down 21% from the prior year, due to the timing of license term start dates and fewer episodes delivered in the current year. For the second quarter, 31 episodes were delivered compared to 36 in the same period last year. For the six-month period, production and distribution revenue of $29.2 million represented a 16% decrease from the prior year. This decrease resulted from a reduced production slate, as 48 episodes and one direct-to-video feature were delivered in the six-month period, compared to 89 episodes in the prior year. This decrease was offset by an increase in library revenues, including home video sales.

The branded consumer products business delivered revenues for the second quarter of $19.6 million, up 88% from the prior year. For the six-month period, branded consumer products revenue was $35.8 million, up 112% from the prior year. The tremendous growth in revenues was due to the continued success of the Beyblade merchandising property.

Operating, general and administrative expenses for the second quarter were $31.5 million, up 19% from the prior year primarily as a result of higher cost of sales associated with increased merchandising revenues. In addition, the production and distribution business continues to be impacted by a challenging library market and foreign exchange, specifically a low U.S. dollar, which has lowered estimates of future revenues and resulted in a higher film amortization rate. For the six-month period, expenses of $59.6 million were 22% higher than the prior year.

Segment profit for the second quarter was $2.8 million, compared to $2.6 million last year. Segment profit margin for the quarter was 8%, compared to 9% in the prior year. Segment profit for the six-month period was $5.4 million, an increase of 107% over the prior year, and segment profit margin has increased to 8% from 5% in the prior year.

Corus

Financial Position

Total assets at February 29, 2004 were $1.97 billion compared to $1.94 billion at August 31, 2003. The following discussion describes the significant changes in the balance sheet since August 31, 2003.

Current assets increased by $38.7 million. Cash and cash equivalents and future tax asset increased by $37.9 million and $2.7 million respectively. Accounts receivable decreased by $9.1 million. The increase in future tax asset reflects a net increase in loss carry-forwards resulting from a tax loss utilization plan implemented in the first quarter. The decrease in accounts receivable reflects the seasonality of the broadcast business, as well as efforts to reduce the Company’s investment in working capital.

Non-current assets decreased by $6.1 million. Tax credits receivable decreased by $7.8 million due to tax credits collected during the period. Capital assets decreased by $5.6 million as capital expenditures of $7.5 million were offset by depreciation of $13.1 million. Program and film rights (current and non-current) increased by $17.3 million, as accruals for acquired rights of $69.3 million were offset by amortization of $52.1 million. Film investments increased by $1.8 million, as gross film spending exceeded amortization for the period. Deferred charges decreased by $4.6 million due to amortization.

Current liabilities increased by $4.8 million. Accounts payable and accrued liabilities increased by $9.7 million as a result of accruals for program rights and merchandising rights holders’ participations. These accruals were offset by lower trade accounts payable. Income taxes payable decreased by $4.9 million, as income taxes paid exceeded the current provision.

Non-current liabilities increased by $13.4 million. Long-term debt decreased by $22.8 million, resulting from a repayment of $2.6 million on the revolving long-term operating facility and $20.2 million in foreign exchange translation adjustments. Deferred credits increased by $13.9 million, as payments of $5.0 million for public benefits related to acquisitions were offset by $18.8 million in deferred foreign exchange gains for the period. Net future tax liability (including current asset) increased by $17.1 million due primarily to the cancellation of previously scheduled reductions to future tax rates.

Share capital increased by $2.4 million due primarily to the exercise of employee stock options. Contributed surplus increased by $0.7 million as a result of expensing stock-based compensation for the period. Cumulative translation adjustment increased by $1.6 million due to the effect of exchange rate fluctuation on the translation of the net assets of self-sustaining foreign operations.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $42.5 million in the second quarter, and $37.9 million in the six-month period ended February 29, 2004.

Cash provided by operating activities for the second quarter was $54.3 million, compared to $21.8 million last year. For the six-month period, cash provided by operating activities was $52.1 million, compared to a use of cash in the prior year of $18.7 million. This improvement was the result of an increase in cash flow derived from operations, a reduction in investment in working capital, as well as reduced expenditures related to film investments.

Cash used in investing activities was $6.0 million for the second quarter compared to $9.7 million last year. For the six-month period, cash used in investing activities was $12.4 million, compared to $18.0 million in the prior year. The decrease in cash used reflects a reduction in cash required for investments, as well as decreased payments for public benefits associated with acquisitions.

Corus

Cash used by financing activities in the second quarter was $5.8 million compared to $6.7 million last year. For the six-month period, cash used in financing activities was $1.7 million, compared to source of cash of $26.1 million in the prior year. This change reflects the continued repayments of long-term debt as a result of strong cash flow from operations. As well, Corus paid its first semi-annual dividend of $1.1 million in the quarter.

Net Debt

At February 29, 2004, net debt (long-term debt net of cash and cash equivalents) was $453.8 million, down from $514.6 million at August 31, 2003. Adjusting for the foreign currency hedge on the senior subordinated notes, net debt at February 29, 2004 was $556.9 million, down from $599.0 million at August 31, 2003.

Impact of New Accounting Pronouncements Adopted in 2004

Hedging Relationships

In December 2001, the CICA issued Accounting Guideline-13, Hedging Relationships (“AcG 13”). AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. In June 2002, the Emerging Issues Committee issued EIC-128, Accounting for trading, speculative or non-hedging derivative financial instruments, which establishes that a derivative financial instrument that does not qualify for hedge accounting under AcG-13 should be recognized on the balance sheet at fair value, with changes to fair value recognized in net income. The Company has applied the recommendations to its hedging relationships, and those that qualify continue to be accounted for using hedge accounting. The adoption of these recommendations did not have a material impact on the Company’s consolidated financial statements.

Stock-based Compensation and Other Stock-based Payments

In October 2003, the CICA issued amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which requires that equity instruments awarded to employees be measured and expensed, thus eliminating the existing provisions which permit a company to only disclose the fair value. Fair value of the equity instruments would be used to measure compensation expense. As well, the transitional provisions that apply when a company adopts the fair value method have been modified to harmonize with U.S. standards, whereby alternative methods of transition to the fair value method are now permitted. The transitional provisions include both retroactive and prospective alternatives. However, the prospective method is only available to enterprises that elect to apply the fair-value based method of accounting for fiscal years beginning before January 1, 2004. The Company has elected to adopt the prospective approach for its fiscal year commencing September 1, 2003, and as a result has recorded the $0.7 million in compensation costs associated with stock options awarded to employees after August 31, 2003 in its operating, general and administrative expenses for the six-month period ending February 29, 2004.

Corus

Impairment of Long-lived Assets

In April 2003, the CICA issued Handbook Section 3063, Impairment of Long-lived Assets, thereby replacing the write-down provisions of Section 3061, Property, Plant and Equipment. This new Section established standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises and harmonizes Canadian requirements with the U.S impairment provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under the new Section, an impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. This represents a significant change to Canadian GAAP, which previously measured the amount of the impairment as the difference between the long-lived asset’s carrying value and its net recoverable amount (i.e. undiscounted cash flows plus residual value). The Company has adopted the new Section effective September 1, 2003 and the application did not have a material impact on the Company’s consolidated financial statements.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2003.

Forward-Looking Statements

This Report to Shareholders contains forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are based on our current expectations and our projections about future events. However, whether actual results and developments will conform with our expectations and projections is subject to a number of risks and uncertainties, including, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations, policies and copyright tariffs or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and changes in accounting standards. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown and unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

On behalf of the Board,

John M. Cassaday	Heather A. Shaw
President and Chief Executive Officer	Executive Chair

April 22, 2004

Corus

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

	As at February 29,	As at August 31,
	2004	2003
(thousands of Canadian dollars)	[unaudited]	[audited]
ASSETS
Current
Cash and cash equivalents	81,812	43,874
Accounts receivable	149,568	158,689
Prepaid expenses and other	11,475	11,385
Program and film rights	80,243	73,107
Future tax asset	12,887	10,230

Total current assets	335,985	297,285

Tax credits receivable	19,316	27,109
Investments and other assets	38,593	38,786
Capital assets	83,800	89,378
Program and film rights	38,560	28,365
Film investments	136,383	134,564
Deferred charges	21,994	26,581
Broadcast licenses	509,040	509,040
Goodwill	789,518	789,518

	1,973,189	1,940,626

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	183,415	173,749
Income taxes payable	11,310	16,182

Total current liabilities	194,725	189,931

Long-term debt [note 2]	535,616	558,437
Deferred credits	142,712	128,802
Future tax liability	185,292	165,556
Other long-term liabilities	8,130	7,048
Minority interest	7,680	6,175

Total liabilities	1,074,155	1,055,949

SHAREHOLDERS’ EQUITY
Share capital [note 3]	884,030	881,631
Contributed surplus	650	—
Retained earnings	21,080	8,135
Cumulative translation adjustment [note 8]	(6,726)	(5,089)

Total shareholders’ equity	899,034	884,677

	1,973,189	1,940,626

See accompanying notes

Corus

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

(unaudited)	Three months ended		Six months ended
(thousands of Canadian dollars	February 29,	February 28,	February 29,	February 28,
except per share amounts)	2004	2003	2004	2003
Revenues	155,019	147,542	339,981	313,484
Operating, general and administrative expenses [note 8]	120,950	116,111	248,643	234,095

Operating income before the following	34,069	31,431	91,338	79,389
Depreciation	7,019	6,001	13,112	12,059
Amortization	2,365	3,091	4,587	5,350
Interest on long-term debt	14,810	15,626	28,597	31,121
Loss on sale of investments	—	—	—	994
Other income, net [note 8]	(3,679)	(4,692)	(6,064)	(5,060)
Restructuring charges [note 5]	—	—	—	5,025

Income before income taxes	13,554	11,405	51,106	29,900
Income tax expense	4,664	4,014	35,761	13,500

Income before minority interest	8,890	7,391	15,345	16,400
Minority interest	(585)	(363)	(1,340)	(1,076)

Net income for the period	8,305	7,028	14,005	15,324
Retained earnings (deficit), beginning of period	13,835	(23,590)	8,135	(31,886)
Dividends paid	(1,060)	—	(1,060)	—

Retained earnings (deficit), end of period	21,080	(16,562)	21,080	(16,562)

Earnings per share
Basic and diluted	$0.19	$0.16	$0.33	$0.36

Weighted average number of shares outstanding [in thousands] [note 6]
Basic	42,733	42,641	42,700	42,641
Diluted	43,030	42,641	42,900	42,641

See accompanying notes

Corus

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
(unaudited)	February 29,	February 28,	February 29,	February 28,
(thousands of Canadian dollars)	2004	2003	2004	2003
OPERATING ACTIVITIES [note 7]
Net income for the period	8,305	7,028	14,005	15,324
Add (deduct) non-cash items:
Depreciation	7,019	6,001	13,112	12,059
Amortization of program and film rights	27,244	22,766	52,071	42,881
Amortization of film investments	12,846	17,112	27,904	27,908
Other amortization	2,365	3,091	4,587	5,350
Future income taxes	615	(2,326)	17,417	(9,965)
Loss on sale of investments	—	—	—	994
Minority interest	585	363	1,340	1,076
Foreign exchange loss (gain)	952	(3,108)	(1,434)	(3,053)
Other	1,567	(30)	2,313	(30)

Cash flow derived from operations	61,498	50,897	131,315	92,544
Net change in non-cash working capital balances related to operations	30,517	16,728	(3,056)	(16,458)
Payment of program and film rights	(26,550)	(28,268)	(50,136)	(50,729)
Net additions to film investments	(12,069)	(17,526)	(26,330)	(43,973)
Other	952	6	266	(59)

Cash provided by (used in) operating activities	54,348	21,837	52,059	(18,675)

INVESTING ACTIVITIES
Additions to capital assets	(3,748)	(3,646)	(7,534)	(7,096)
Net proceeds from business divestitures	58	788	116	1,988
Decrease (increase) in investments	238	(4,149)	60	(6,852)
Additions to deferred charges	—	(38)	—	(52)
Decrease in public benefits associated with acquisitions	(2,541)	(2,709)	(5,014)	(6,787)
Other	—	55	—	819

Cash used in investing activities	(5,993)	(9,699)	(12,372)	(17,980)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	(5,000)	(4,324)	(2,637)	28,353
Decrease in other long-term liabilities	(216)	(2,396)	(451)	(2,478)
Issuance of shares under stock option plan	237	—	2,189	—
Dividends paid	(1,060)	—	(1,060)	—
Other	210	—	210	216

Cash provided by (used in) financing activities	(5,829)	(6,720)	(1,749)	26,091

Net increase (decrease) in cash and cash equivalents during period	42,526	5,418	37,938	(10,564)
Cash and cash equivalents, beginning of period	39,286	10,662	43,874	26,644

Cash and cash equivalents, end of period	81,812	16,080	81,812	16,080

See accompanying notes

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 29, 2004
(thousands of Canadian dollars except per share amounts)

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company"]. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2003.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as follows:

Hedging relationships

Effective September 1, 2003, the Company has adopted the new accounting guideline that establishes the criteria for identification, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. At the same time, the Company adopted the emerging issues abstract on accounting for trading, speculative or non-hedging derivative financial instruments, which establishes that a derivative financial instrument that does not qualify for hedge accounting under the accounting guideline should be recognized on the balance sheet at fair value, with changes in fair value recognized in net income. The Company has applied the recommendations to its hedging relationships, and those that qualify continue to be accounted for using hedge accounting. The adoption of these recommendations did not have a material impact on the Company’s consolidated financial statements.

Stock-based compensation and other stock-based payments

Effective September 1, 2003, the Company prospectively adopted the amended Canadian standard for stock-based compensation and other stock-based payments which now requires that all stock-based compensation awards be accounted for at fair value. For the purpose of measuring and expensing compensation cost, the fair value of the options is amortized to income over the option’s vesting period on a straight-line basis. The adoption of this standard resulted in additional compensation expense of $0.7 million in the six-month period ending February 29, 2004, with an equivalent adjustment to contributed surplus.

Impairments of long-lived assets

Effective September 1, 2003, the Company has adopted the new accounting standard which modifies existing guidelines on long-lived assets impairment measurements and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 29, 2004
(thousands of Canadian dollars except per share amounts)

2.	LONG TERM DEBT

	As at February 29,	As at August 31,
	2004	2003
Bank loans	34,728	38,800
Senior subordinated notes	500,888	519,637

	535,616	558,437

3.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of a majority of the existing Class A shareholders, an unlimited number of Class A participating shares (“Class A Voting Shares”), Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Issued and Outstanding

The changes in the Class A Voting and Class B Non-Voting Shares since August 31, 2003 are summarized as follows:

	Class A		Class B
	Voting Shares		Non-Voting Shares		Total
	#	$	#	$	$
Balance, August, 2003	1,726,712	26,743	40,914,588	854,888	881,631
Issuance of shares under Stock Option Plan	—	—	96,828	2,189	2,189
Repayment of executive stock purchase loans	—	—	—	210	210

Balance, February 29, 2004	1,726,712	26,743	41,011,416	857,287	884,030

There were no significant changes to the outstanding share capital subsequent to quarter end.

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors, and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

As at February 29, 2004, the Company has outstanding stock options for 3,439,961 Class B Non-Voting Shares, of which 1,811,697 are exercisable.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 29, 2004
(thousands of Canadian dollars except per share amounts)

During the first two quarters of fiscal 2004, the Company granted 537,700 stock options with a weighted average exercise price of $24.02 per share, and an estimated life of seven and a half years. The weighted average fair value of the stock options granted in the first two quarters of fiscal 2004 was $9.73 per option.

For options granted to employees up to August 31, 2003, had compensation cost for the Company’s Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
Net Income	8,305	7,028	14,005	15,324
Pro forma net income	7,757	3,249	12,758	11,287
Pro forma basic and diluted earnings per share	$0.18	$0.08	$0.30	$0.26

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Six months ended
	February 29,	February 28,
	2004	2003
Expected life	2.5 to 7.5 years	Five years
Risk-free interest rates	3.7% to 5.0%	4.9% to 5.0%
Dividend yield	0.19%	0%
Volatility	39.3% to 42.1%	39.3% to 41.1%

For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to income over the option’s vesting period on a straight-line basis.

4.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment is comprised of 50 radio stations, situated primarily in high growth urban centres in Canada. Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, several conventional television stations, digital audio services and cable advertising services. Revenues are generated from subscriber fees and advertising.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 29, 2004
(thousands of Canadian dollars except per share amounts)

Content

The Content segment includes the production and distribution of film and television programs and the branded consumer products business [formerly merchandise licensing and publishing businesses] of Nelvana Limited which was acquired in fiscal 2001. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments’ performance based on revenues less operating, general and administrative expenses.

(a)	Revenues and segment profit

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
Revenues
Radio	47,839	48,886	108,577	108,207
Television	75,171	71,596	169,374	156,668
Content – production and distribution	14,656	18,488	29,185	34,691
– branded consumer products	19,635	10,456	35,824	16,920
Eliminations	(2,282)	(1,884)	(2,979)	(3,002)

	155,019	147,542	339,981	313,484

Segment Profit
Radio	7,734	7,115	25,535	23,210
Television	26,495	22,775	66,283	56,937
Content – production and distribution	(3,193)	(287)	(3,010)	(840)
– branded consumer products	6,023	2,867	8,445	3,462
Corporate	(2,985)	(785)	(5,716)	(3,082)
Eliminations	(5)	(254)	(199)	(298)

	34,069	31,431	91,338	79,389

(b)	Segment assets

	As at February 29,	As at August 31,
(thousands of Canadian dollars)	2004	2003
Segment assets
Radio	319,860	331,143
Television	539,308	528,049
Content – production and distribution	207,092	223,969
– branded consumer products	17,341	10,106
Corporate	890,357	848,506
Eliminations	(769)	(1,147)

	1,973,189	1,940,626

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 29, 2004
(thousands of Canadian dollars except per share amounts)

5.	RESTRUCTURING CHARGES

Changes in the restructuring accrual are summarized as follows:

	Balance at	Paid during	Balance at
	August 31, 2003	the period	February 29, 2004
Workforce reduction and other	1,514	743	771
Contract settlement and lease costs	2,054	1,824	230

	3,568	2,567	1,001

6.	EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominators used for the computation of the basic and diluted earnings per share amounts.

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
Net income for the period [numerator]	8,305	7,028	14,005	15,324

Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding – basic	42,733	42,641	42,700	42,641
Effect of dilutive securities	297	—	200	—

Weighted average number of shares outstanding – diluted	43,030	42,641	42,900	42,641

7. CONSOLIDATED STATEMENT OF CASH FLOWS

     Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
Interest paid	636	1,624	28,658	30,357
Interest received	1,075	303	1,455	629
Income taxes paid	5,975	3,560	23,099	16,406

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 29, 2004
(thousands of Canadian dollars except per share amounts)

8.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income and retained earnings (deficit) as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relate to operating activities while others are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
Operating, general and administrative expenses	(717)	(466)	(1,185)	(458)
Other income, net	1,129	(4,015)	(1,575)	(3,960)

Total foreign exchange loss (gain)	412	(4,481)	(2,760)	(4,418)

An analysis of the cumulative translation adjustment shown separately in shareholders’ equity at February 29, 2004 is as follows:

Balance, August 31, 2003	(5,089)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	(1,637)

Balance, February 29, 2004	(6,726)

9.	GUARANTEES

Generally, it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties, with limited exceptions.

Many of the Company’s agreements, specifically those related to acquisitions and dispositions of business assets, included indemnification provisions where the Company may be required to make payments to a vendor or purchaser for breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, environmental issues, consents to transfer, employment matters, litigation, taxes payable and other potential material liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. At February 29, 2004, management believes there is only a remote possibility that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 29, 2004
(thousands of Canadian dollars except per share amounts)

10.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the fiscal 2004 consolidated financial statements.

Corus